Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is an article by Engineering.com published on March 8, 2022.

Engineering.com

Terran Orbital Taps into Booming Small Satellite Market

Andrew G. Roe

3/8/22

Satellite builder Terran Orbital Corporation is compiling a growth trajectory analogous to some of its satellite launches. The company has announced contracts and awards totaling over $170 million since September 2021, including multiple agreements with government and commercial customers. It is planning to build one of the largest satellite manufacturing complexes in the world in Florida and is significantly expanding its existing commercial facility in California.

The company also recently announced plans to go public with Tailwind Two Acquisition Corp., a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, capital share exchange, or other business combination. Tailwind Two has invested extensively in founder-run businesses similar to Terran Orbital, with notable success in the space industry.

Constellation Connections

In one of the more noteworthy recent wins, Terran Orbital subsidiary PredaSAR Corporation was awarded a $2 million contract to support an on-orbit cooperative demonstration between its PredaSAR satellite constellation and the U.S. government’s Blackjack satellite constellation. The contract, awarded by the U.S. Space Systems Command (SSC) in partnership with the Air Force Research Laboratory (AFRL), is intended to demonstrate that the two constellations can be linked, strengthening U.S. Department of Defense capabilities while also leveraging the commercial intelligence, surveillance and reconnaissance (ISR) data capabilities of industry partners.

PredaSAR, which is building a synthetic aperture radar (SAR) constellation of 48 satellites to serve both government and commercial clients, is planning to launch its first satellite in Q4 2022. Blackjack, a joint effort of the Defense Advanced Research Projects Agency (DARPA), SSC and AFRL, is a technology program to demonstrate the military utility and operational concepts of proliferated low-Earth orbit (pLEO) architectures.

The PredaSAR-Blackjack cooperative aims to “demonstrate that satellite constellations as networks can be linked together,” said Marco Villa, Terran Orbital’s chief revenue officer and executive vice president. The connection of constellations launched in different orbits will challenge the team to “take hardware, software and vehicles and find optimal condition where they can cross-link with each other,” he noted. Terran Orbital chairman and CEO Marc Bell said that the project shows how direct communication between satellites “is much faster than sending signals to the ground. It’s very energy efficient. The optical technology is not new but the cost has come down.” From SSC’s perspective, the interoperability demonstration plays a key role in reducing the risk of building hybrid space architectures and maximizing the utility of commercial services, according to Lt. Col. Tim Trimailo, SSC’s pLEO program manager.

The SSC has two main objectives in the PredaSAR contract, said Trimailo: 1) demonstrating the ability to move commercial satellite data into a government network and down to tactical users as quickly as possible; and 2) incentivizing commercial satellite service providers to incorporate government-compliant cross-links on their constellations. “We’re looking [for service providers] to integrate these high-speed optical cross-links so we can pull the data into our networks and make them accessible to the tactical warfighter at the speed of need,” he noted.

Another key benefit of the project is the opportunity “to work with multiple modalities of data,” said Wellesley Pereira, AFRL’s space vehicles directorate at Kirtland Air Force Base, Albuquerque, N. Mex. By linking satellite constellations, data in various forms, such as visible, infrared and radar, can be “fused together” to create more valuable data, he noted. Along with providing additional data, the team aims to establish faster data transfer between constellations or across constellations.

Constellation Connections

In addition to the PredaSAR contract, Terran Orbital has landed several other key projects. In February, the company was awarded a contract by Lockheed Martin Aeronautics to provide three microsatellite class satellites, launch procurement, integration and operations in support of product demonstration. “This contract award provides an exciting opportunity for the company to demonstrate our capabilities as a small satellite provider delivering cost-effective end-to-end solutions enabling missions,” said Bell.

Terran and Lockheed Martin have teamed on several other projects, including a 2020 contract to build satellites for the Pentagon’s Space Development Agency using small buses from Tyvak Nano-Satellite Systems Inc., a Terran Orbital company. Lockheed Martin also worked with Tyvak on a mesh network in space demonstration known as Pony Express.

In another significant win, Tyvak was awarded the Precise Space Flight Experiment by the AFRL to develop a spacecraft for new very low-Earth orbit (VLEO) missions. The Precise experiment will examine ionization processes in the ionosphere, the ionized gas region between 90 and 600 km altitude that impacts radio propagation. The contract was awarded through SSC’s Space Enterprise Consortium (SpEC), which connects the DoD with technology innovators and creators. A 2024 launch is planned.

In December, Terran Orbital announced the successful stationing of the EchoStar Global 3 small satellite into its final operational orbit. Tyvak designed, manufactured and operates the satellite on behalf of EchoStar Corporation, a global provider of satellite communication solutions. The stationing trajectory included the furthest and most rapid altitude change ever achieved by a nano-satellite, according to Terran Orbital. It also included a 1.5° inclination change to place the satellite at the exact altitude and inclination required for its mission.

“Nano-satellites were not previously able to maneuver like this once placed in orbit,” said Bell. “The ability to conduct both significant altitude and inclination changes enables less expensive, faster ‘last-mile’ delivery of a satellite to desired orbits.” These projects and others have led Terran Orbital to undertake significant facility expansions.

In September 2021, Terran Orbital announced plans to invest $300 million and build what the company believes will be one of the largest satellite manufacturing complexes in the world in Brevard County, Fla. Once completed, the 660,000-square-foot facility will manufacture 1,000 complete satellites and over 1 million satellite components per year, creating approximately 2,100 new jobs on Florida’s Space Coast. The company is also adding 60,000 square feet of space for assembly and production at its facility in Irvine, Calif.

Even with ambitious plans in sight, Boca Raton, Fla.-based Terran Orbital is pledging to maintain a managed growth strategy and avoid becoming “overstretched,” according to Villa. “We have been diligent in growing in a way that’s conducive to the amount of business we are doing.”

Satellite Market Booms

Terran Orbital’s growth coincides with a rapidly expanding small satellite market—generally encompassing satellites under 1,200 kg (2,600 lb). Within that market, nano-satellites (those ranging from 1.1 to 10 kg) and microsatellites (those 11 to 200 kg) appear particularly positioned for rapid growth. According to a report by Allied Market Research, the global nano-satellite and microsatellite industry was valued at $2.23 billion in 2020 and is expected to reach $8.69 billion by 2030.

According to the report, an increase in production and the launch of CubeSats—cube-shaped satellites measuring approximately 10 cm in each direction—have contributed to the boom. Terran Orbital subsidiary Tyvak was founded by Jordi Puig-Suari, who was the coinventor of the CubeSat.

Based on the number of end users, the commercial segment contributed to more than three-fourths of the global nano-satellite and microsatellite market revenue in 2020 and is projected to maintain the lion's share of revenue from 2021 to 2030, according to the report. Based on application, the Earth observation segment accounted for more than half of the global nano-satellite and microsatellite market share in 2020 and is anticipated to retain a similar share. The report found that the communications segment is expected to grow significantly by 2030 due to an increase in demand for faster and secure communications throughout the world.

Meanwhile, NASA recently voiced concerns over the number of satellites in orbit. In a February letter to the Federal Communications Commission (FCC), NASA noted that approximately 25,000 total objects are currently tracked on-orbit and that an additional 30,000 satellites are being proposed for LEO by SpaceX in an amended FCC application for SpaceX’s Starlink Gen 2 system. NASA recommended that “SpaceX generate analysis demonstrating the auto-maneuver capability is sufficiently scalable to the entire proposed constellation size ... while accounting for challenges in flying lower altitudes during greater solar activity.”

Along with SpaceX’s plans, a bevy of other companies and agencies around the world have plans to launch satellites in the next few years. Some sources estimate that over 50,000 satellites will be launched into space over the next decade. The activities of Terran Orbital and other small satellite vendors will make this an interesting market to watch.

About Tailwind Two Acquisition Corp.

Tailwind Two is a blank check company “for founders, by founders” – formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more founder-led businesses in a sector being disrupted by technological change. Tailwind Two’s management team and directors have invested extensively in founder-run businesses, with notable success in the space industry. Tailwind Two is led by Chairman Philip Krim, and Co-Chief Executive Officers Chris Hollod and Matt Eby. In addition to the members of its management team and board of directors, Tailwind Two has assembled an Advisory Board that will help position Tailwind Two as the value-add partner of choice for today’s leading entrepreneurs.

About Terran Orbital

Terran Orbital Corporation is a leading vertically integrated provider of end-to-end satellite solutions. Terran Orbital combines satellite design, production, launch planning, mission operations and in-orbit support to meet the needs of the most demanding military, civil and commercial customers. In addition, Terran Orbital is developing one of the largest, most advanced NextGen Earth Observation constellations to provide persistent, real-time earth imagery. Learn more at www.terranorbital.com.

Important Information and Where to Find It

In connection with the proposed business combination with Terran Orbital, Tailwind Two filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (as amended or supplemented through the date hereof, the "Registration Statement") containing a definitive proxy statement/prospectus (the "Proxy Statement/Prospectus"). The Registration Statement has been declared effective by the SEC and has been mailed to Tailwind Two's shareholders. This communication does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read the Proxy Statement/Prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus and other documents filed with the SEC, without charge at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Proxy Statement/Prospectus. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the Proxy Statement/Prospectus.

Non-Solicitation

This communication and any oral statements made in connection with this communication shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and you must make your own decisions and perform your own independent investment and analysis of the potential transactions.

Special Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements; Market Ranking and Other Industry Data" in the Proxy Statement/Prospectus. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.